ECI Telecom Ltd.
                              Interim Consolidated
                              Financial Statements
                                   (Unaudited)
                              As of March 31, 2005




                                                                                                                    ECI Telecom Ltd.
Consolidated Financial Statements as of March 31, 2005
------------------------------------------------------------------------------------------------------------------------------------


Contents

                                                                                                                     Page


Review of the Unaudited Interim Consolidated Financial Statements                                                       1


Consolidated Balance Sheets                                                                                             2


Consolidated Statements of Operations                                                                                   4


Consolidated Statements of Comprehensive Income                                                                         5


Consolidated Statements of Changes in Shareholders' Equity                                                              6


Consolidated Statements of Cash Flows                                                                                   8


Condensed Notes to the Interim Consolidated Financial Statements                                                       10



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[LOGO] KPMG


         Somekh Chaikin                             Telephone  972 3  684  8000
         KPMG Millennium Tower                      Fax        972 3  684  8444
         17 Ha'arba'a Street, PO Box 609            Internet   www.kpmg.co.il
         Tel Aviv 61006 Israel



The Board of Directors of ECI Telecom Ltd.

Review of the unaudited interim consolidated financial statements for the three-month period ended March 31, 2005

At your request, we have reviewed the interim consolidated balance sheet of ECI Telecom Ltd. and its subsidiaries as of March 31, 2005, and the related interim consolidated statements of operations, the interim statements of comprehensive income, the interim statements of changes in shareholders' equity and the interim consolidated statements of cash flows for the three month period then ended.

Our review was carried out in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel (such review procedures are substantially identical to review procedures in the United States) and included, inter alia, reading the said financial statements, reading the minutes of Shareholders' Meetings and of the Board of Directors and its committees, as well as making inquiries of those responsible for financial and accounting matters.

We received review reports of other auditors, regarding the interim financial statements of certain consolidated subsidiary, whose assets constitute approximately 1.8% of the total consolidated assets as of March 31, 2005 and whose revenues constitute approximately 5.1% of the consolidated revenues for the three month period then ended. We also received reports of other auditors, regarding the interim financial statements of certain affiliated company in which the Company's net investment at March 31, 2005 was $ 15,449 thousand and its share in losses was $ 811 thousand for the three month period then ended.

Since such a review is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim consolidated financial statements.

In the course of our review, including the review of reports of other auditors, nothing came to our attention which would indicate the necessity of making material changes in the said financial statements in order for them to be in conformity with generally accepted accounting principles (GAAP) in the United States, and in conformity with the U.S. Securities and Exchange Commission Regulation regarding Interim Financial Statements (regulation S-X: Item 210.10-01).


Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

May 22, 2005


               Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.





Consolidated Balance Sheets as of
------------------------------------------------------------------------------------------------------------------------------------



                                                                                March 31          March 31        December 31
                                                                                    2005           (*)2004               2004
                                                                          --------------    --------------     --------------
                                                                             (Unaudited)       (Unaudited)          (Audited)
                                                                          --------------    --------------     --------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                          --------------    --------------     --------------
Assets

Current assets
Cash and cash equivalents                                                        45,910             97,411            74,182
Short-term investments                                                           27,832             15,935            24,714
Receivables:
 Trade, net                                                                     230,189            126,301           142,928
 Other                                                                           15,960             15,258            23,441
Prepaid expenses                                                                  5,726              6,735             5,982
Work in progress                                                                  3,267              3,777             3,244
Inventories                                                                     169,312            140,597           175,065
Assets - discontinued operations                                                      -            111,584                 -
                                                                          --------------    ---------------    --------------

Total current assets                                                            498,196            517,598           449,556
                                                                          --------------    ---------------    --------------
Long-term receivables and related deposits, net                                  10,467            102,808            89,975
                                                                          --------------    ---------------    --------------

Long-term deposit and marketable securities                                     119,073            102,177           119,359
                                                                          --------------    ---------------    --------------
Assets held for severance benefits                                               24,718             23,627            25,182
                                                                          --------------    ---------------    --------------
Investments                                                                      25,881             28,330            26,766
                                                                          --------------    ---------------    --------------
Property, plant and equipment
Cost                                                                            252,267            276,611           259,318
Less - Accumulated depreciation                                                 135,097            157,552           139,965
                                                                          --------------    ---------------    --------------
                                                                                117,170            119,059           119,353
                                                                          --------------    ---------------    --------------
Software development costs, net                                                  14,627             16,102            14,435
                                                                          --------------    ---------------    --------------
Goodwill                                                                          1,039              1,039             1,039
                                                                          --------------    ---------------    --------------

Other assets                                                                      8,927              8,902             9,144
                                                                          --------------    ---------------    --------------

                                                                          --------------    ---------------    --------------

Total assets                                                                    820,098            919,642            854,809
                                                                          ==============    -==============    ===============



---------------------------------------  President, Chief Executive Officer
Doron Inbar


---------------------------------------  Executive Vice President,
Giora Bitan                              Chief Financial Officer

May 22, 2005




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


                                                                                                                    ECI Telecom Ltd.

-----------------------------------------------------------------------------------------------------------------------------------




                                                                               March 31           March 31       December 31
                                                                                   2005            (*)2004              2004
                                                                      -----------------   ----------------  ----------------
                                                                            (Unaudited)        (Unaudited)         (Audited)
                                                                      -----------------   ----------------  ----------------
                                                                         $ in thousands     $ in thousands    $ in thousands
                                                                      -----------------   ----------------  ----------------
Liabilities and shareholders' equity

Current liabilities
Current maturities of long-term debts                                                 -            30,000             30,000
Trade payables                                                                   58,964            63,085             68,364
Other payables and accrued liabilities                                          132,636           102,585            149,648
Liabilities - discontinued operations                                                 -            70,371                  -
                                                                      ------------------  ----------------  -----------------

Total current liabilities                                                       191,600           266,041            248,012
                                                                      ------------------  ----------------  -----------------

Long-term liabilities

Banks loans                                                                           -            22,500                  -
Other liabilities                                                                     -             6,009                  -
Liability for employee severance benefits                                        49,586            47,896             50,943
                                                                      ------------------  ----------------  -----------------

Total long-term liabilities                                                      49,586            76,405             50,943
                                                                      ------------------  ----------------  -----------------

Total liabilities                                                               241,186           342,446            298,955
                                                                      ------------------  ----------------  -----------------

Minority Interest                                                                 4,016             3,827              4,086
                                                                      ------------------  ----------------  -----------------

Shareholders' equity
Ordinary shares NIS 0.12 par value per share,
 Authorized 200,000,000 shares; Issued and outstanding
109,761,246 shares as at March 31, 2005,
108,243,972 as at March 31, 2004
 and 109,391,828 as at December 31, 2004                                          6,207             6,168              6,198
Capital surplus                                                                 642,770           664,676            642,222
Accumulated other comprehensive loss                                               (498)           (2,081)           (12,637)
Accumulated deficit                                                             (73,583)          (95,394)           (84,015)
                                                                      ------------------  ----------------  -----------------

Total shareholders' equity                                                      574,896           573,369            551,768
                                                                      ------------------  ----------------  -----------------



                                                                      ------------------  ----------------  -----------------

Total liabilities and shareholders' equity                                      820,098           919,642            854,809
                                                                      ==================  ================  -----------------



(*)      Reclassified as a result of discontinued operation - See Note 6

The accompanying notes are an integral part of these interim financial statements.


                                                                                                                                  3

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

                                                                                                                    ECI Telecom Ltd.

Consolidated Statements of Operations
------------------------------------------------------------------------------------------------------------------------------------



                                                                               Three months ended                 Year ended
                                                                       ----------------------------------   ----------------
                                                                               March 31           March 31       December 31
                                                                                   2005            (*)2004              2004
                                                                       ----------------   ----------------  ----------------
                                                                            (Unaudited)        (Unaudited)         (Audited)
                                                                       ----------------   ----------------  ----------------
                                                                         $ in thousands     $ in thousands    $ in thousands
                                                                       ----------------   ----------------  ----------------

Revenues                                                                        145,446           107,510            496,712
Cost of revenues                                                                 85,575            66,989            300,971
                                                                       -----------------   ---------------   ----------------

Gross profit                                                                     59,871            40,521            195,741
Research and development costs, net                                              17,799            16,090             64,870
Selling and marketing expenses                                                   21,380            17,860             78,423
General and administrative expenses                                              10,163             8,047             35,491
Restructuring expenses                                                                -             2,585              2,585
                                                                       -----------------   ---------------   ----------------

Operating income (loss)                                                          10,529            (4,061)            14,372
Financial expenses                                                                 (800)           (2,894)            (6,562)
Financial income                                                                  1,680             2,802              9,169
Other income, net                                                                   704             1,995              2,693
                                                                       -----------------   ---------------   ----------------
Income (loss) from continuing operations
 before taxes on income                                                          12,113            (2,158)            19,672
Taxes on income                                                                    (940)             (269)            (1,924)
                                                                       -----------------   ---------------   ----------------
Income (loss) from continuing operations
 after taxes on income                                                           11,173            (2,427)            17,748
Company's equity in results of investee companies, net                             (811)             (464)            (3,387)
Minority interest in results of subsidiary - net                                     70               (46)              (305)
                                                                       -----------------   ---------------   ----------------

Income (loss) from continuing operations                                         10,432            (2,937)            14,056
Income (loss) from discontinued operation, net                                        -             1,711             (3,903)
                                                                       -----------------   ---------------   ----------------

Income (loss) for the period                                                     10,432            (1,226)            10,153
                                                                       =================   ===============   ================

Loss per share in US$

Basic earnings (loss) per share:
Continuing operations                                                              0.10             (0.03)              0.13
Discounted operations                                                                 -              0.02              (0.04)
                                                                       -----------------   ---------------   ----------------
Net earnings (loss) per share                                                      0.10             (0.01)              0.09
                                                                       =================   ===============   ================
Weighted average number of shares outstanding used to
 compute basic earnings (loss) per share - in thousands                         109,574           108,141            108,575
                                                                       =================   ===============   ================

Diluted earnings (loss) per share:
Continued operations                                                               0.09             (0.03)              0.12
Discontinued operations                                                               -              0.02              (0.03)
                                                                       -----------------   ---------------   ----------------
Net earnings (loss) per share                                                      0.09             (0.01)              0.09
                                                                       =================   ===============   ================
Weighted average number of shares outstanding used to
 compute basic earnings (loss) per share - in thousands                         117,367           108,141            117,133
                                                                       =================   ===============   ================

(*) Reclassified as a result of discontinued operation - See Note 6.

The accompanying notes are an integral part of these interim financial statements.


                                                                                                                                  4


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

                                                                                                                   ECI Telecom Ltd.

Consolidated Statements of Comprehensive Income
-----------------------------------------------------------------------------------------------------------------------------------


                                                                               Three months ended                 Year ended
                                                                       -----------------------------------  ----------------
                                                                               March 31           March 31       December 31
                                                                                   2005               2004              2004
                                                                       ----------------   ----------------  ----------------
                                                                            (Unaudited)        (Unaudited)         (Audited)
                                                                       ----------------   ----------------  ----------------
                                                                         $ in thousands     $ in thousands    $ in thousands
                                                                       ----------------   ----------------  ----------------

Net income (loss) for the period                                                 10,432            (1,226)            10,153

Other comprehensive income (loss):

Changes in the fair value of financial instruments                               12,226             4,594             (8,303)
Realization of gain on available for sale securities                                  -            (1,282)            (1,282)
Unrealized holding gain (loss) on available for sale
 securities arising during the period, net                                          (87)                -              2,341
                                                                       -----------------  ----------------  -----------------

Total other comprehensive income (loss)                                          12,139             3,312             (7,244)
                                                                       -----------------  ----------------  -----------------

Comprehensive income                                                             22,571             2,086              2,909
                                                                       =================  ================  =================



The accompanying notes are an integral part of the financial statements.

                                                                                                                                  5




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


                                                                                                                   ECI Telecom Ltd.

Consolidated Statements of Changes in Shareholders' Equity
-----------------------------------------------------------------------------------------------------------------------------------



                                                                     Number
                                                                         of           Share          Capital
                                                                     shares         capital          surplus
                                                              -------------    ------------    -------------
                                                                    $ in thousands except share amounts
                                                              ----------------------------------------------


Balance at January 1, 2005 (audited)                            109,391,828           6,198          642,222
Unaudited
---------

Net income for the three months ended March 31, 2005                      -               -                -
Employee stock options exercised and paid, net                      368,031               9              497
Share issuance                                                        1,387               -               10
Amortization of deferred compensation expenses                            -               -               41
Net unrealized loss on available for sale securities                      -               -                -
Changes in the fair value of financial instruments                        -               -                -
                                                              -------------    ------------    -------------

Balance at March 31, 2005 (unaudited)                           109,761,246           6,207          642,770
                                                              =============    ============    =============

Balance at January 1, 2004 (audited)                            108,038,063           6,163          662,903
Unaudited
---------

Net loss for the three months ended March 31, 2004                        -               -                -
Employee stock options exercised and paid, net                      205,909               5              565
Amortization of deferred compensation expenses                            -               -            1,208
Realization of gain on available for sale securities                      -               -                -
Changes in the fair value of financial instruments                        -               -                -
                                                              -------------    ------------    -------------

Balance at March 31, 2004 (unaudited)                           108,243,972           6,168          664,676
                                                              =============    ============    =============


(TABLE CONTINUED)

                                                                Accumulated
                                                                      other                            Total
                                                              comprehensive     Accumulated    shareholders'
                                                              income (loss)         deficit           equity
                                                              share amounts
                                                              -------------    ------------    -------------
                                                                      $ in thousands except share amounts
                                                              ----------------------------------------------


Balance at January 1, 2005 (audited)                               (12,637)        (84,015)          551,768
Unaudited
---------

Net income for the three months ended March 31, 2005                     -          10,432            10,432
Employee stock options exercised and paid, net                           -               -               506
Share issuance                                                           -               -                10
Amortization of deferred compensation expenses                           -               -                41
Net unrealized loss on available for sale securities                   (87)              -               (87)
Changes in the fair value of financial instruments                  12,226               -            12,226
                                                               -------------    -----------     -------------

Balance at March 31, 2005 (unaudited)                                 (498)        (73,583)          574,896
                                                               =============    ===========     =============

Balance at January 1, 2004 (audited)                                (5,393)        (94,168)          569,505
Unaudited
---------

Net loss for the three months ended March 31, 2004                       -          (1,226)           (1,226)
Employee stock options exercised and paid, net                           -               -               570
Amortization of deferred compensation expenses                           -               -             1,208
Realization of gain on available for sale securities                (1,282)              -            (1,282)
Changes in the fair value of financial instruments                   4,594               -             4,594
                                                              -------------    ------------    --------------

Balance at March 31, 2004 (unaudited)                               (2,081)        (95,394)          573,369
                                                              =============    ============    ==============


The accompanying notes are an integral part of these interim financial statements.



                                                                               6
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

                                                                                                                    ECI Telecom Ltd.

Consolidated Statements of Changes in Shareholders' Equity (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------



                                                                               Number
                                                                                   of        Share          Capital
                                                                               shares      capital          surplus
                                                                         ------------ ------------     ------------
                                                                             $ in thousands except share amounts
                                                                         ------------------------------------------

Balance at January 1, 2004 (audited)                                      108,038,063        6,163          662,903

Unaudited
---------

Net income for the year ended December 31, 2004                                     -            -                -
Employee stock options exercised and paid, net                              1,353,765           35            2,445
Amortization of deferred compensation expenses                                      -            -            1,650
Net unrealized gain on available for sale securities                                -            -                -
Realization of gain on available for sale securities                                -            -                -
Changes in the fair value of financial instruments                                  -            -                -
Distribution of shares of a subsidiary as dividend in kind                          -            -          (24,776)
                                                                         ------------   ----------     ------------

Balance at December 31, 2004 (unaudited)                                  109,391,828        6,198          642,222
                                                                         ============   ==========     ============



(TABLE CONTINUED)



                                                                            Accumulated
                                                                                  other                            Total
                                                                          comprehensive     Accumulated    shareholders'
                                                                          income (loss)         deficit           equity
                                                                         --------------   -------------  ---------------
                                                                                 $ in thousands except share amounts
                                                                         -----------------------------------------------


Balance at January 1, 2004 (audited)                                            (5,393)        (94,168)         569,505


(Unaudited)
-----------

Net income for the year ended December 31, 2004                                      -          10,153           10,153
Employee stock options exercised and paid, net                                       -               -            2,480
Amortization of deferred compensation expenses                                       -               -            1,650
Net unrealized gain on available for sales securities                            2,341               -            2,341
Realization of gain on available for sale securities                            (1,282)              -           (1,282)
Changes in the fair value of financial instruments                              (8,303)              -           (8,303)
Distribution of shares of a subsidiary as dividend in kind                           -               -          (24,776)
                                                                             ----------        --------      -----------

Balance at December 31, 2004 (unaudited)                                       (12,637)        (84,015)         551,768
                                                                             ==========       =========      ===========



                                                                               7

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


                                                                                                                    ECI Telecom Ltd.

Consolidated Statement of Cash Flows
-----------------------------------------------------------------------------------------------------------------------------------


                                                                                   Three months ended             Year ended
                                                                         ---------------------------------    --------------
                                                                               March 31           March 31       December 31
                                                                                   2005            (*)2004              2004
                                                                         --------------     --------------    --------------
                                                                            (Unaudited)        (Unaudited)         (Audited)
                                                                         --------------     --------------    --------------
                                                                         $ in thousands     $ in thousands    $ in thousands
                                                                         --------------     --------------    --------------
Cash flows for operating activities
Income (loss) for the period                                                     10,432           (1,226)            10,153

Adjustments to reconcile income (loss) to cash provided
 by operating activities:
Depreciation and amortization                                                     9,881            9,736             35,356
Amortization of deferred compensation                                                41            1,208              1,650
Gain on sale of property and equipment                                             (244)            (248)              (735)
Capital losses (gains), net                                                      (2,276)             145              3,950
Other - net                                                                         776              325               (468)
Company's equity in results of investee companies                                   811              464              3,387
Minority interest in net results of subsidiaries                                    (70)              46                305
Loss (gain) from marketable securities                                              428             (608)               987
Decrease (increase) in trade receivables (including non-current
 maturities of bank deposits and trade receivables)                              (7,752)          14,335             10,741
Decrease (increase) in other receivables                                          7,603            4,005             (8,806)
Decrease (increase) in prepaid expenses                                             256           (1,480)              (727)
Decrease (increase) in work in progress                                             (23)            (454)                79
Decrease (increase) in inventories                                                5,753          (23,714)           (58,182)
Changes in net balance of discontinued operations                                     -           (1,064)               870
Increase (decrease) in trade payable                                             (9,400)          12,081             17,360
Increase (decrease) in other payables and accrued liabilities                    (4,786)           2,123             41,443
Decrease in other long-term liabilities                                               -               (6)            (5,015)
Decrease in liability for employee severance benefits                            (1,357)          (2,762)              (715)
                                                                         ---------------    -------------     --------------
Net cash provided by operating activities                                        10,073           12,906             51,633
                                                                         ---------------    -------------     --------------

Cash flows for investing activities
Investments in deposits, net                                                     (2,420)             636              2,681
Software development costs capitalized                                           (2,494)          (3,092)           (11,151)
Investment in property, plant and equipment                                      (5,543)          (6,666)           (23,937)
Proceeds from sale of property, plant and equipment                                 391              455              1,487
Proceeds from realization of an investee company                                  2,350                -                  -
Acquisition of investee companies                                                                      -             (1,212)
Long-term loans granted                                                                                -             (6,000)
Investment in marketable securities, net                                         (1,202)         (26,778)           (43,075)
Changes in assets held for severance benefits                                       367              804               (751)
Repayment of convertible notes                                                        -                -              5,400
Disposition of a consolidated subsidiary as dividend in kind (A)                      -                -                  -
                                                                         ---------------    -------------     --------------

Net cash used in investing activities                                            (8,551)         (34,641)           (76,558)
                                                                         ---------------    -------------     --------------


The accompanying notes are an integral part of the financial statements.


                                                                                                                                   8




                                                                                                                   ECI Telecom Ltd.

Consolidated Statement of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------



                                                                                  Three months ended              Year ended
                                                                         ---------------------------------------------------
                                                                               March 31           March 31       December 31
                                                                                   2005           (*) 2004              2004
                                                                         --------------     --------------    --------------
                                                                            (Unaudited)        (Unaudited)         (Audited)
                                                                         --------------     --------------    --------------
                                                                         $ in thousands     $ in thousands    $ in thousands
                                                                         --------------     --------------    --------------
Cash flows from financing activities
Repayment of loans from banks                                                   (30,000)         (22,500)           (30,000)
Exercise of stock options                                                           506              570              2,480
Share issuance                                                                       10                -                  -
Decrease in short-term credit, net                                                    -           15,000                  -
                                                                         ---------------    -------------     --------------

Net cash used in financing activities                                           (29,484)          (6,930)           (27,520)
                                                                         ---------------    -------------     --------------

Effect of change in exchange rate on cash                                          (310)            (335)               216
                                                                         ---------------    -------------     --------------

Changes in cash and cash equivalents                                            (28,272)         (29,000)           (52,229)
Cash and cash equivalents at beginning of period                                 74,182          126,411            126,411
                                                                         ---------------    -------------    ---------------

Cash and cash equivalents at end of period                                       45,910           97,411             74,182
                                                                         ===============    =============    ===============

A. Disposition of a consolidated subsidiary as dividend in kind:

Assets - discontinued operations                                                      -                 -            96,454
Liabilities - discontinued operations                                                 -                 -           (57,175)
Investments in investee company                                                       -                 -           (10,822)
Capital surplus                                                                       -                 -           (24,776)
Loss from disposition                                                                 -                 -            (3,681)
                                                                         ---------------    -------------    ---------------

                                                                                      -                 -                 -
                                                                         ===============    =============    ===============



(*)      Reclassified as a result of discontinued operation - See Note 6







The accompanying notes are an integral part of the financial statements.

                                                                ECI Telecom Ltd.


Condensed Notes to the Interim Consolidated Financial Statements
-------------------------------------------------------------------------------



Note 1 - General

     The interim financial statements are prepared in a condensed format, as of March 31, 2005 and for the three-month period then ended. The interim consolidated financial statements should be read in conjunction with Company's annual consolidated financial statements as of December 31, 2004 and the accompanying notes thereto.



Note 2 - Significant Accounting Policies

     A. The accounting policies applied in the preparation of these interim consolidated financial statements are identical with those applied in the preparation of the latest annual consolidated financial statements.

     B. The interim consolidated financial statements are prepared in accordance with accounting principles for preparation of financial statements for interim periods.

     C. Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation.

     D. The interim consolidated financial statements have been prepared in accordance with US GAAP on the basis of historical cost convention and denominated in U.S. dollars.


Note 3 - Inventory

         Consist of the following:

                                                 March 31        December 31
                                                     2005               2004
                                           --------------     --------------
                                           $ in thousands     $ in thousands
                                           --------------     --------------

         Raw materials and components             60,702            58,050
         Work in process                          11,805            13,706
         Finished products                        96,805           103,309
                                           --------------     --------------

                                                 169,312           175,065
                                           ==============     ==============

                                                                ECI Telecom Ltd.


Condensed Notes to the Interim Consolidated Financial Statements
-------------------------------------------------------------------------------



Note 4 - Shareholders' Equity

     1. Share incentive and stock option plan

     A. Stock options under the ECI Plans are as follows:



                                                                             Three months
                                                                                    ended            Year ended
                                                                         ----------------      ----------------
                                                                                 March 31           December 31
                                                                                     2005                  2004
                                                                         ----------------      ----------------
                                                                         Number of shares      Number of shares
                                                                         ----------------      ----------------

        Total number authorized at beginning of period                       29,760,700              29,760,700
        Options unexercised at beginning of period                          (19,439,184)            (19,067,545)
        Exercised till beginning of period                                   (3,483,565)             (2,129,800)
        Granted during period                                                         -              (4,154,481)
        Cancelled during period                                                 194,047               2,429,077
                                                                         ---------------         ---------------


        Authorized for future grant at end of period                          7,031,998               6,837,951
                                                                         ===============         ===============

        Exercised during the period *                                           368,031               1,353,765
                                                                         ===============         ===============

        * Average price of options exercised during period (in US$)                1.37                    1.83
                                                                         ===============         ===============

        Options unexercised at end of period                                 18,877,106              19,439,184
                                                                         ===============         ===============

        Options may be exercised as follows (1):
        First year or thereafter                                             16,781,190              16,840,697
        Second year or thereafter                                             1,174,729               1,328,180
        Third year or thereafter                                                921,187               1,270,307
                                                                         ---------------         ---------------

                                                                             18,877,106              19,439,184
                                                                         ===============         ===============



                                                                ECI Telecom Ltd.


Condensed Notes to the Interim Consolidated Financial Statements
-------------------------------------------------------------------------------


Note 4 - Shareholders' Equity (cont'd)

     1.   Share incentive and stock option plan (cont'd)

     B. To be paid in NIS based on the rate of exchange of the dollar on the date of payment as follows:

                                                     March 31        December 31
                                                         2005               2004
                                             ----------------  -----------------
          Dollars per Share                  Number of shares   Number of shares
                                             ----------------  -----------------

          Zero                                      2,319,376          2,518,982
          1.26 - 3.04                               2,138,808          2,213,569
          3.11                                      4,599,841          4,673,266
          3.12 - 8.13                               3,938,141          4,102,460
          13.76 - 20.76                               748,624            748,991
          23.76 - 26.14                               176,500            176,500
          26.42                                     3,029,856          3,075,356
          27.27 - 29.29                             1,291,510          1,295,610
          29.76 - 39.76                               634,450            634,450
                                             ----------------  -----------------

                                                   18,877,106         19,439,184
                                             ================  =================

     2.   Fair value method

     A. In October 1995 the Financial Accounting Standards Board (FASB) issued SFAS 123 "Accounting for Stock-based Compensation" which establishes financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value based method of accounting for an employee stock option.

          As required by SFAS 123, the Company has determined the weighted average fair value per option of stock-based arrangements grants during the year 2004 and the first quarter of 2004 to be $ 3.4 and $ 2.96, respectively. The fair values of stock based compensation awards granted were estimated using the "Black - Scholes" option pricing model with the following assumptions.



                                                   Option           Expected               Risk free
                                                     term         volatility           interest rate
                                              -----------     --------------       -----------------

           Period of grant                           Term         Volatility           Interest rate
           ---------------                    -----------     --------------       -----------------

           Three months ended March 31, 2005            -                 -                      -
           Three months ended March 31, 2004            5               68.8                    1.0%
           Year ended December 31, 2004                 5                 72                    2.0%



                                                                ECI Telecom Ltd.


Condensed Notes to the Interim Consolidated Financial Statements
-------------------------------------------------------------------------------


Note 4 - Shareholders' Equity (cont'd)

     2.   Fair value method (cont'd)

     B. Had the compensation expenses for stock options granted under the Company's stock option plans been determined based on fair value at the grant dates consistent with the method of SFAS 123, the Company's net income (loss) and net income (loss) per share would have been as follows:




                                                                           Three months ended              Year ended
                                                                  ---------------------------------    --------------
                                                                        March 31           March 31       December 31
                                                                            2005               2004              2004
                                                                  --------------     --------------    --------------
                                                                     (Unaudited)        (Unaudited)         (Audited)
                                                                  --------------     --------------    --------------
                                                                  $ in thousands     $ in thousands    $ in thousands
                                                                  --------------     --------------    --------------

           Net income (loss) as reported                                  10,432            (1,226)            10,153
           Add:
            Stock based employee compensation
             expenses included in reported net income
             (loss), net of related tax effects                               41             1,208              1,650

           Deduct:
            Total stock-based employee compensation
             expenses determined under fair value-
             based method for all awards, net of related
             tax effects                                                  (2,008)           (2,022)           (10,072)
                                                                  --------------     --------------    --------------

           Pro forma net income (loss)                                     7,665            (2,040)             1,731
                                                                  ==============     ==============    ==============

           Basic earnings (loss) per share ($)

           As reported                                                      0.10             (0.01)              0.09
           Pro forma                                                        0.08             (0.02)              0.02


           Diluted earnings (loss) per share ($)

           As reported                                                      0.09             (0.01)              0.09
           Pro forma                                                        0.07             (0.02)              0.01




                                                                ECI Telecom Ltd.


Condensed Notes to the Interim Consolidated Financial Statements
-------------------------------------------------------------------------------


Note 5 - Material Events in the Current Period

     A. In January 2005, the Company was named as a defendant in a purported class action complaint filed in the United States against ECtel, certain officers and directors of ECtel, and ECI. The complaint alleges violations of U.S. Federal Securities laws by ECtel and breach of fiduciary duties by the individual defendants, in connection with disclosure of ECtel's financial results between April 2001 and April 2003. It also alleges that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the purported actions by its subsidiary. Damages claimed by the plaintiff have not yet been quantified.

          ECI believes that the allegations made in the complaint with respect to it are without merit.

     B. In February 2005, the Company has entered into a preliminary agreement to sell the long-term receivables from GVT to ABN Amro Bank for the sum of approximately $96 million in cash, plus potentially a further amount of approximately $3.3 million based on certain contingencies. The sale was subject to certain conditions and corporate approvals, including that of the Company's shareholders.

          In April 2005, the Company received the approvals for the sale and the conditions were met. As a result, the transaction closed in April 2005, resulting in a net gain of $10.4 million (excluding the contingent amount), which will be recognized during the second quarter of 2005. In addition, as of March 31, 2005, GVT's debt was reclassified to short-term trade receivables.



Note 6 - Discontinued Operations

     During 2003, ECtel's Board of Directors decided on a plan to sell the operations of the Government Surveillance business of ECtel, which provided telecommunication monitoring needs to government agencies.

     In February 2004, ECtel signed a definitive agreement to sell the Government Surveillance business to Verint Systems Inc. for $35 million in cash. According to the terms of the transaction, ECtel transferred to Verint various assets and liabilities relating to its Government Surveillance business and undertook certain commitments to Verint. ECtel recorded during the first quarter of 2004 in respect of this transaction a gain of $24.2 million.

     On March 9, 2004, the Board of Directors of ECI decided, in principle, that ECI would distribute 7.6 million of its shares in ECtel Ltd. to ECI's shareholders. On April 28, 2004, after the Company obtained court approval and the consent of its banks, the Board of Directors declared a distribution of 7.6 million shares of ECtel to the Company's shareholders of record on May 5, 2004. The shares were distributed on May 10, 2004. Before distribution, ECI held approximately 10.5 million, or 58%, of ECtel's shares. After distribution of the shares, ECI holds approximately 16% of ECtel's outstanding shares.

     Accordingly, the results of ECtel for all periods reported were reclassified to one line in the statement of operations following the income (loss) from continuing operations.

     The assets and liabilities of ECtel as at March 31, 2004 were reclassified in the Company's balance sheets as assets from discontinued operations and liabilities from discontinued operations, respectively.

                                                                ECI Telecom Ltd.


Condensed Notes to the Interim Consolidated Financial Statements
-------------------------------------------------------------------------------


Note 6 - Discontinued Operations (cont'd)

     Set forth below is detail of the assets and liabilities of the discontinued activities on March 31, 2005:




                                                                                March 31          March 31        December 31
                                                                                    2005              2004               2004
                                                                       -----------------  ----------------   ----------------
                                                                             (Unaudited)       (Unaudited)          (Audited)
                                                                       -----------------  ----------------   ----------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                        ----------------  ----------------   ----------------
         Assets relating to discontinued segment
         ---------------------------------------
         Cash and cash equivalents                                                   -             47,982                 -
         Short-term investments                                                      -              8,600                 -
         Trade and other receivables                                                 -             28,374                 -
         Prepaid expenses                                                            -                639                 -
         Inventory                                                                   -              5,210                 -
         Long-term deposits and marketable securities                                -              5,559                 -
         Property, plant and equipment                                               -              4,230                 -
         Goodwill and other intangible assets, net                                   -             10,990                 -

                                                                       ----------------   ----------------   ---------------

                                                                                     -            111,584                 -
                                                                       ================   ================   ===============

                                                                                March 31          March 31        December 31
                                                                                    2005              2004               2004
                                                                       -----------------  ----------------   ----------------
                                                                             (Unaudited)       (Unaudited)          (Audited)
                                                                       -----------------  ----------------   ----------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                       -----------------  ----------------   ----------------
         Liabilities relating to discontinued segment
         --------------------------------------------
          and discontinued operations
          ---------------------------

         Trade payables                                                              -              4,211                 -
         Other payables and accrued liabilities                                      -             28,002                 -
         Liabilities for employee severance benefit, net                             -                277                 -
         Minority interests                                                          -             37,881                 -
                                                                       ----------------   ----------------   ---------------

                                                                                     -             70,371                 -
                                                                       ================   ================   ===============


         Set forth below are the results of operations of the discontinued segment
         -------------------------------------------------------------------------

                                                                                   Three months ended              Year ended
                                                                       -----------------------------------   -----------------
                                                                               March 31           March 31        December 31
                                                                                   2005               2004               2004
                                                                       -----------------  ----------------   -----------------
                                                                             (Unaudited)       (Unaudited)          (Audited)
                                                                       -----------------  ----------------   -----------------
                                                                          $ in thousands    $ in thousands      $ in thousands
                                                                       -----------------  ----------------   -----------------

         Revenues                                                                     -              3,370              3,948
         Expenses                                                                     -             (1,659)           *(7,851)
                                                                       -----------------  -----------------  -----------------

         Net results                                                                  -              1,711             (3,903)
                                                                       ================   ================   ================

         (*)   Including loss from disposition for the year ended December 31, 2004 in the amount of $ 3,681 thousand.



                                                                ECI Telecom Ltd.


Condensed Notes to the Interim Consolidated Financial Statements
-------------------------------------------------------------------------------


Note 7 - Segment Reports

     1. Segment activities disclosure:

     Segment information is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports to the management. The Company's internal financial reporting systems present various data for management to run the business, including profit and loss statements (P&L).

     2. Operational segment disclosure:

     The following financial information is the information that management uses for analyzing the business results. The figures are presented on a consolidated basis and reflect the presentation to the management.





                                                                  Three months ended March 31, 2005 (Unaudited)
                                                       -----------------------------------------------------------------------
                                                               Optical         Broadband
                                                              Networks            Access             Other       Consolidated
                                                       ---------------    --------------    --------------     --------------
                                                        $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                                       ---------------    --------------    --------------     --------------

         Revenues                                              76,507            62,631             6,308            145,446
                                                       ===============    ==============    ==============     ==============

         Operating expenses (*)                                71,585            54,106             9,226            134,917
                                                       ---------------    --------------    --------------     --------------

         Operating income (loss)                                4,922             8,525            (2,918)            10,529
                                                       ===============    ==============    ==============     ==============



                                                                  Three months ended March 31, 2004 (Unaudited)
                                                       -----------------------------------------------------------------------
                                                               Optical         Broadband
                                                              Networks            Access             Other       Consolidated
                                                       ---------------    --------------    --------------     --------------
                                                        $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                                       ---------------    --------------    --------------     --------------

         Revenues                                              52,206            47,705             7,599           107,510
                                                       ===============    ==============    ==============     =============


         Operating expenses (*)                                55,224            44,380             9,382           108,986
         Restructuring expenses                                     -                 -             2,585             2,585
                                                       ---------------    --------------    --------------     -------------

         Operating income (loss)                               (3,018)            3,325            (4,368)           (4,061)
                                                       ===============    ==============    ==============     =============



                                                                     Year ended December 31, 2004 (Audited)
                                                       -----------------------------------------------------------------------
                                                               Optical         Broadband
                                                              Networks            Access             Other       Consolidated
                                                       ---------------    --------------    --------------     --------------
                                                        $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                                       ---------------    --------------    --------------     --------------

         Revenues                                             254,058           212,939            29,715           496,712
                                                       ===============    ==============    ==============     ==============

         Operating expenses (*)                               250,964           188,336            40,455           479,755
         Restructuring expenses                                     -                 -             2,585             2,585
                                                       ---------------    --------------    --------------     -------------

         Operating income (loss)                                3,094            24,603           (13,325)           14,372
                                                       ===============    ==============    ==============     =============



         (*) Includes cost of sales, research and development costs, selling and marketing expenses, general and administrative expenses.



                                                                ECI Telecom Ltd.


Condensed Notes to the Interim Consolidated Financial Statements
-------------------------------------------------------------------------------


Note 8 - Relevant Recently Enacted Accounting Standards

     In December 2004, the FASB issued SFAS No. 123 (Revision 2004), "Share-Based Payment", (SFAS No. 123R), that addresses the accounting for share-based payment transactions in which employee services are received in exchange for either equity instruments of the Company, liabilities that are based on the fair value of the Company's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees". Instead, SFAS No. 123R requires that such transactions be accounted for using a fair-value-based method and that compensation expense be recognized in the statement of operations rather than disclosing the pro forma impact of the stock based compensation as the Company currently discloses in Note 4(2).

     SFAS No. 123R provides two alternative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS No. 123R would be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). The second adoption method is a modified retrospective transition method whereby a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS No. 123R in accordance with the original provisions of SFAS No. 123; that is, an entity would recognize employee compensation costs in the amounts reported in the pro forma disclosures provided in accordance with SFAS No.
     123. A company would not be permitted to make any changes to those amounts upon adoption of SFAS No. 123R unless those changes represent a correction of an error.

     The provisions of SFAS No. 123R are effective for annual periods beginning after June 15, 2005. This Standard will be effective for the Company as of January 1, 2006. The Company has not yet determined which methodology it will adopt and, at this stage, cannot evaluate the potential impact of the adoption of SFAS No. 123R on its financial position or results of operation because this impact depends on the number of options that will be granted in the future.



Note 9 - Subsequent Events

     On May 15, the Company signed a definitive agreement to acquire 100% of Laurel Networks Inc., an innovative provider of Next-Generation IP/MPLS Multi-Service Edge Routers. Under the terms of the agreement, ECI will pay $88 million in cash for Laurel. The transaction is subject to several standard closing conditions and is expected to close within a few weeks. The results of Laurel Networks will be incorporated in the Company's financial statements starting in the second quarter of 2005 as of the closing date.